Via Facsimile and U.S. Mail
Mail Stop 4720

July 10, 2009

Mr. Paul H. McDonough
Chief Financial Officer
OneBeacon Insurance Group Ltd.
601 Carlson Parkway
Minnetonka, Minnesota

Re:     **OneBeacon Insurance Group Ltd.**
        **Form 10-K for the Year Ended December 31, 2008**
        **Filed on February 27, 2009**
        **Schedule 14A**
        **Filed on March 30, 2009**
        F**ile No. 1-33128**

Dear Mr. McDonough:

        We have reviewed your filings and have the following comments.  In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe that revised disclosure is necessary, explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the Year Ended December 31, 2008**

<u>Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Estimates</u>
<u>1. Fair Value Considerations, page 83</u>

1.      You disclose that "other investments" include your investments in limited partnerships, hedge funds and private equity interests.  It is apparent that you classify your entire other investment balance of $196.6 million as Level 3 instruments under the SFAS 157 hierarchy and that these investments constitute 5.2% of your total investment portfolio and 17.0% of your shareholders' equity.  It is also apparent that your net realized and unrealized losses for these investments are a significant component of your total net realized and unrealized losses for 2008.  In addition, you disclose that you deem the net asset value of your investments in limited partnerships, hedge funds and private equity interests to be fair value, that you would adjust these values to reflect illiquidity in inactive secondary markets and that you would adjust the measured value of assets and liabilities for the effect of counterparty credit risk.  You also disclose that you did not reflect any adjustments of the net asset values of your other investment portfolio at December 31, 2008.  Please address the following comments:
   * Please revise your disclosure to indicate the nature and magnitude of your investments in each of the limited partnerships, hedge funds and private equities categories;
   * Please revise your disclosure to indicate how you determined that the net asset value of these investments are deemed to approximate fair value;
   * Please revise your disclosure to provide a sensitivity analysis of reasonably likely changes in fair value; and
   * Please reconcile for us your assertion that an active secondary market existed for these investments at December 31, 2008 yet you classify them as level 3 in the SFAS 157 hierarchy.

<u>Quantitative and Qualitative Disclosures About Market Risk, page 106</u>

2.      You provided a sensitivity analysis that assumed hypothetical interest rate changes of 50 or 100 basis points for your fixed maturity and convertible bond investments as a group.  However, credit spreads on fixed income securities are at unusual highs and do not necessarily increase or decrease by similar amounts for different classes of securities.  Please revise your sensitivity analysis disclosures to provide estimates of reasonably possible changes in interest rates for your fixed maturity securities based on the classifications presented in the table on page F-29.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6. Investment Securities, page F-27

3.      Please revise your tabular disclosure of the changes in your Level 3 assets on page
        F-32 and in the MD&A on page 85 to present the transfers in and out on a gross
        basis.  For transfers in, discuss the specific inputs that became unobservable and
        whether a change in methodology resulted in the transfer.  In addition, please tell
        us why including your derivative instruments in the fair value hierarchy table was
        not required.

**Schedule 14A**

Compensation Discussion and Analysis, page 11

4.      Following the discussion of Mr. Miller's performance factor of 125% for the
        payments under the 2008 Management Incentive Plan, you state that each of the
        other NEOs received a bonus based on their business unit results and individual
        performance.  Please provide proposed disclosure for inclusion in your 2009
        proxy statement which includes a discussion of the payments to the other NEOs
        pursuant to the Management Incentive Plan.  The discussion should identify the
        individual and business unit goals, the extent to which these goals were achieved
        and how the achievement was used to determine the individual bonuses.  If
        predetermined goals were not identified, please discuss the criteria the committee
        considered when determining these bonuses.

Transactions with Related Persons, Promoters and Certain Control Persons, page 35

5.      Please file your agreements with Prospect Partners LLC and Small Army, Inc. as
        exhibits.

                                    *    *    *    *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provide the requested information.  Detailed letters greatly facilitate our
review.  Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters.  You may contact Nandini Acharya, Staff Attorney, at (202) 551-3495 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 regarding other comments.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant